UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 4)

RULE 13e-3 TRANSACTION STATEMENT

UNDER SECTION 13(E) OF

THE SECURITIES EXCHANGE ACT OF 1934

NEWATER TECHNOLOGY, INC.

(Name of the Issuer)

Newater Technology, Inc.
Crouching Tiger Holding Limited
Green Forest Holding Limited
Yuebiao Li

Tigerwind Group Limited

Pure Blue Holding Limited
Zhuo Zhang

Gooden Sunrise Holding Limited
Xiangqian Sui

Forwater Holdings Limited

Yancoal International (Holding) Co., Limited

(Names of Persons Filing Statement)

Common Shares, par value $0.001 per share

(Title of Class of Securities)

G64335105

(CUSIP Number)

Newater Technology, Inc.	Crouching Tiger Holding Limited
c/o Yantai Jinzheng Eco-Technology Co., Ltd.	Green Forest Holding Limited
1 Ruida Road, Laishan District, Yantai City	Yuebiao Li
Shandong Province 264003	Tigerwind Group Limited
People’s Republic of China	Pure Blue Holding Limited
Telephone: (+86) 535-8012911	Zhuo Zhang
Gooden Sunrise Holding Limited
Xiangqian Sui
Forwater Holdings Limited
1 Ruida Road, Laishan District, Yantai City
Shandong Province
People’s Republic of China
Telephone: (+86) 535-8012911 Yancoal International (Holding) Co., Limited 14/F One Taikoo Place, 979 King’s Road, Quarry Bay Hong Kong People’s Republic of China Telephone: (+86) 537-5384231

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to
MagStone Law, LLP	DLA Piper
1001 Avenue of the Americas, Suite 1105	20th Floor South Tower Beijing Kerry Center
New York, NY 10018, USA	No.1 Guanghua Road, Chaoyang District
Attention: Yue (Mark) Li, Esq.	Beijing 100020, PRC
Facsimile: +1 (347) 934-9333	Attention: James Chang, Esq.
Email: markli@magstonelaw.com	Facsimile: +86 10 8520 0700
Email: james.chang@dlapiper.com

This statement is filed in connection with (check the appropriate box):

☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer

☒	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee
Transactional Valuation*	Amount of Filing Fee**
$20,472,850	$2,233.59

*	Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of the aggregate cash payment for the proposed per share cash payment of $3.65 for 5,609,000 issued and outstanding common shares of the issuer subject to the transaction (the “Transaction Valuation”).

**	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2021, was calculated by multiplying the Transaction Valuation by 0.0001091.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Form or Registration No.: N/A
Filing Party: N/A	Date Filed: N/A

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on Schedule 13E-3. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Amendment No. 4 (this “Amendment”) to Rule 13E-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) Newater Technology, Inc., a company with limited liability incorporated under the laws of the British Virgin Islands (the “Company”), the issuer of the registered common shares, par value of US$$0.001 per share (each, a “Share” and collectively, the “Shares”); (b) Crouching Tiger Holding Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Parent”); (c) Green Forest Holding Limited, a company with limited liability incorporated under the laws of the British Virgin Islands, all of the issued and outstanding shares of which are owned by the Parent (the “Merger Sub”); (d) Mr. Yuebiao Li, the Company’s chairman of the board of directors, and chief executive officer (“Mr. Li”); (e) Tigerwind Group Limited, a company with limited liability incorporated under the laws of the British Virgin Islands and an investment holding company wholly owned and controlled by Mr. Li; (f) Pure Blue Holding Limited, a company with limited liability incorporated under the laws of the British Virgin Islands and an investment holding company wholly owned and controlled by Mr. Li; (g) Ms. Zhuo Zhang, the Company’s Vice Chairman of the board of directors, and chief financial officer (“Ms. Zhang”); (h) Gooden Sunrise Holding Limited, a company with limited liability incorporated under the laws of the British Virgin Islands and an investment holding company wholly owned and controlled by Ms. Zhang; (i) Mr. Xiangqian Sui (“Mr. Sui”); (j) Forwater Holdings Limited, a company with limited liability incorporated under the laws of the British Virgin Islands and an investment holding company wholly owned and controlled by Mr. Sui; and (k) Yancoal International (Holding) Co., Limited, a private company limited by shares organized under the laws of the Hong Kong Special Administration Region.

This Amendment amends and supplements certain information set forth in the Transaction Statement. This Amendment does not restate the Transaction Statement in its entirety, and the amended and supplemental disclosures contained herein should be read in conjunction with the Transaction Statement, including the Proxy Statement.

All capitalized terms used in this Amendment and not otherwise defined have the meanings ascribed to such terms in the Transaction Statement, including the Proxy Statement attached as exhibit (a)-(1) to the Transaction Statement.

All information contained in this Amendment concerning each Filing Person has been supplied by such Filing Person. No Filing Person, including the Company, has supplied any information with respect to any other Filing Person. Capitalized terms used but not defined in this Amendment shall have the meanings given to them in the Transaction Statement.

Amendment to the Transaction Statement

The following paragraphs are added after the last paragraph under the heading “Background of the Merger” under the caption “Special Factors” of the Proxy Statement, beginning on page 27 of the Proxy Statement:

“On March 18, 2021 local time, the independent committee received, through Harney Westwood & Riegels LP, counsel to Fulcan Capital Partners LLC (“Fulcan”), an ex parte injunction order (the “Court Order”) entered as of March 17, 2021 by the Eastern Caribbean Supreme Court in the High Court of Justice, Virgin Islands (the “Court”). The Court Order was sought by Fulcan following the independent committee’s rejection of Fulcan’s proposal to purchase all outstanding ordinary shares of the Company not owned by Fulcan and an affiliate thereof due to the infirmities of such proposal. The Court Order enjoins the Company, the members of the board of the directors, and Tigerwind Group Limited, a special purpose vehicle wholly owned by Mr. Yuebiao Li, from taking any steps to proceed with the proposed merger transaction contemplated under the merger agreement. The Court Order also provides that the meeting be postponed until at least twenty days after the final determination of Fulcan’s claim or until further order of the court, whichever is later.

On March 18, 2021, the independent committee held a telephonic meeting with MagStone and Ogier. During the meeting, representatives from MagStone and Ogier explained to and informed the independent committee of the current status and the effects of Fulcan’s claims and the Court Order. The independent committee instructs Ogier to vigorously defend against Fulcan’s claim. The independent committee directed the Company to postpone the extraordinary general meeting of the shareholders of the Company originally scheduled on March 19, 2021, at 8:30 am (Beijing Time) until further notice and make prompt public disclosure in connection therewith.

The Company publicly announced its receipt of the Court Order and postponement of the extraordinary general meeting on March 18, 2021.”

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 21, 2021

Newater Technology, Inc.

By:	/s/ Yuebiao Li
Name:	Yuebiao Li
Title:	Director

Crouching Tiger Holding Limited

By:	/s/ Yuebiao Li
Name:	Yuebiao Li
Title:	Director

Green Forest Holding Limited

By:	/s/ Yuebiao Li
Name:	Yuebiao Li
Title:	Director

Yuebiao Li

By:	/s/ Yuebiao Li
Name:	Yuebiao Li

[Signature Page to Schedule 13E-3/A (Newater Technology, Inc.)]

Tigerwind Group Limited

By:	/s/ Yuebiao Li
Name:	Yuebiao Li
Title:	Director

Pure Blue Holding Limited

By:	/s/ Yuebiao Li
Name:	Yuebiao Li
Title:	Director

[Signature Page to Schedule 13E-3/A (Newater Technology, Inc.)]

Zhuo Zhang

By:	/s/ Zhuo Zhang
Name:	Zhuo Zhang

Gooden Sunrise Holding Limited

By:	/s/ Zhuo Zhang
Name:	Zhuo Zhang
Title:	Director

[Signature Page to Schedule 13E-3/A (Newater Technology, Inc.)]

Xiangqian Sui

By:	/s/ Xiangqian Sui
Name:	Xiangqian Sui

Forwater Holdings Limited

By:	/s/ Xiangqian Sui
Name:	Xiangqian Sui
Title:	Director

[Signature Page to Schedule 13E-3/A (Newater Technology, Inc.)]

Yancoal International (Holding) Co., Limited

By:	/s/ Jian Liu
Name:	Jian Liu
Title:	Director

[Signature Page to Schedule 13E-3/A (Newater Technology, Inc.)]